Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Arrived Debt Fund, LLC

Amendment No. 2 to

Offering Statement on Form 1-A

Filed March 18, 2024

File No. 024-12390

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Arrived Debt Fund, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 1, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A filed with the Commission on March 18, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 2 to Form 1-A

Cover Page

Direct Share Purchase Component of the Plan, page 117

1.	We acknowledge your revised disclosures in response to prior comment 1. Please revise your disclosures on the cover page, and elsewhere as appropriate, to clarify how much of your total offering amount is allocated for the distribution reinvestment portion of the Plan.

In response to the Staff’s comment, the Amendment updates the Offering Statement to clarify how much of the total offering amount is allocated for the distribution reinvestment portion of the Plan.

Plan of Distribution

Direct Share Purchase Component of the Plan, page 117

2.	We acknowledge your response to prior comment 1, including your statement that approximately 3 days prior to each transaction pursuant to the DRIP, participating shareholders will receive an email via the Arrived Platform with an option to cancel their investment. We also note your statement on page 115 that you will file a Form 1-U once the Plan becomes available. Please revise to disclose whether investors will be provided with a link to the then-current offering circular at the time of the first investment after the DRIP becomes available. Please also explain to us how your current proposed approach will (i) permit investors to provide you with an affirmative confirmation of purchase at the time of each new investment, and (ii) allow you to confirm your eligibility at the time of each investment, in accordance with the requirements of Rule 251. We also refer to your statement that investors will have an option to update their qualified purchaser status. Please revise to clarify whether this is an affirmative confirmation by the investor of its qualified purchaser status prior to each additional investment through the Plan.

While we do not agree with the Staff that these additional requested affirmations and confirmations are required under the applicable rules, the Amendment updates the Offering Statement to disclose that investors will be provided with a link to the then-current offering circular both at the time of the first investment after the Plan becomes available and as part of the direct share purchase (“DSPP”) confirmation process, and to explain the process by which investors participating in the DSPP component of the Plan will confirm their qualified purchaser status and confirm that they wish to make each additional DSPP investment through the Plan. The Amendment also updates the Offering Statement throughout to clarify the disclosure with respect to the distribution reinvestment component, the DSPP component and the Plan generally.

* * * * *

If you have any questions or would like further information concerning the Company’s responses, please do not hesitate to contact me at (617) 570-1039.

Sincerely,

/s/ David Roberts
David Roberts

cc:	Via E-mail
Ryan Frazier, Chief Executive Officer
Arrived Holdings, Inc.

Mark Schonberger, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP